UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                     Iowa Telecommunications Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   462594 20 1
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462594 20 1

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1)       Names of Reporting Persons.                 Iowa Network Services, Inc.
         I.R.S. Identification Nos. of Above Persons (entities only)

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2)       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]

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3)       SEC Use Only

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4)       Citizenship or Place of Organization                              Iowa


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         Number of Shares           5)      Sole Voting Power          5,081,707
         Beneficially               --------------------------------------------
         Owned by Each              6)      Shared Voting Power                0
         Reporting                  --------------------------------------------
         Person With                7)      Sole Dispositive Power     5,081,707
                                    --------------------------------------------
                                    8)      Shared Dispositive Power           0
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9)       Aggregate Amount Beneficially Owned by Each Reporting Person  5,081,707

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10)      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]

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11)      Percent of Class Represented by Amount in Row 9                   16.5%

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12)      Type of Reporting Person (See Instructions)                          CO

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                                                                     Page 2 of 6

Item 1.

   (a)  Name of Issuer

        Iowa Telecommunications Services, Inc.

   (b)  Address of Issuer's Principal Executive Office

        115 S. Second Avenue West, Newton, Iowa 50208

Item 2.

   (a)  Name of Persons Filing

        Iowa Network Services, Inc.

   (b)  Address of Principal Business Office or if none, Residence

        4201 Corporate Drive, West Des Moines, Iowa 50266

   (c)  Citizenship

        Iowa

   (d)  Title of Class of Securities

        Common stock, par value $.01 per share

   (e)  CUSIP number

        462594 20 1

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)  [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

   (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e)  [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

   (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

   (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)

   (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

   (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:  5,081,707 shares

     (b) Percent of class: 16.5% (based on 30,864,195 shares outstanding, as set forth in Iowa Telecommunications Services, Inc.'s prospectus, dated November 17, 2004, filed pursuant to Rule 424(b))

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or to direct the vote:  5,081,707

           (ii)   Shared power to vote or to direct the vote:  0

           (iii)  Sole power to dispose or to direct the disposition of:
                  5,081,707

           (iv)   Shared power to dispose or to direct the disposition of:  0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification.

           Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 27, 2005
          ----------------
                                          IOWA NETWORK SERVICES, INC.




                                          By: /s/ RICHARD M. VOHS
                                              ----------------------------------
                                              Richard M. Vohs, President